[LETTERHEAD OF SULLIVAN & CROMWELL LLP]

August 11, 2016

Via Edgar

U.S. Securities and Exchange Commission,

100 F Street, NE,

Washington, D.C.  20549.

Re:	CIM Commercial Trust Corporation
Post-Effective Amendment No. 1 to the Registration Statement on Form S-11 (Reg. No. 333-210880)

Ladies and Gentlemen:

On April 22, 2016, CIM Commercial Trust Corporation (“CMCT”) filed the above-referenced registration statement on Form S-11 (“Registration Statement”) with the U.S. Securities and Exchange Commission (the “Commission”) in connection with the public offering (the “Offering”) of a minimum of 400,000 units and a maximum of 36,000,000 units (each a “Unit”), with each Unit consisting of (a) one share of Series A Preferred Stock, $0.001 par value per share, of CMCT, and (b) one warrant to purchase 0.25 of a share of Common Stock, $0.001 par value per share, of CMCT, for a purchase price of $25 per Unit, which was declared effective on July 1, 2016 by the Commission.

On behalf of CMCT, please find transmitted together herewith Post-Effective Amendment No. 1 to the Registration Statement, the primary purposes of which are to (i) reflect a reduction in the minimum offering amount to 10,000 Units and to make certain corresponding changes, (ii) update the description of the Company’s investment policy and (iii) update for certain other developments.  Based on information from the Company, to date no funds from potential investors have been placed into escrow or otherwise received and no sales of Units have taken place.

Please do not hesitate to contact me at (310) 712-6603 with any questions.

Sincerely,

/s/ Patrick S. Brown
Patrick S. Brown

cc:	Andrew Kwok
(CIM Commercial Trust Corporation)

Sara von Althann
Rahul Patel
(Securities and Exchange Commission)